July 5, 2012

VIA EDGAR

Justin Dobbie
Legal Branch Chief, U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	OSL Holdings Inc. Amendment No. 3 to Form 8-K Filed May 23, 2012 File No. 001-32658

Dear Mr. Dobbie:

We hereby submit the responses of OSL Holdings Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated June 6, 2012, to Mr. Eli Feder, the Chief Executive Officer of the Company, in regard to the above-referenced Amendment No. 3 on Form 8-K (the “Third Amendment”) to the Company’s Current Report on Form 8-K filed on October 19, 2011 (the “Original Form 8-K” and, as amended by Amendment No.1 filed on January 13, 2012, Amendment No. 2 filed on March 19, 2012 and the Third Amendment, the “Amended 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 4 to the Original Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on July 5, 2012 (the “Fourth Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended 8-K, as further amended by the Third Amendment.

Description of Business, page 4

Business Overview, page 4

1.
We note your disclosure that you expect to raise $500,000 by the end of the first quarter of calendar 2012.  Please revise by updating the status of your capital raising efforts here and in the second paragraph on page 20.

Company Response: The Company raised approximately $275,000 during the first quarter of calendar 2012 and approximately another $225,000 during the second quarter of calendar 2012.

Our Strategy, page 6

2.
We note your response to prior comment 2. Please remove the URL to the CDS website from the bullet point captioned "Enhance the online transaction experience" or explain the terms under which you are retaining this website in connection with the divestiture of your interest in CDS.

Company Response: We have revised the disclosure in the Fourth Amendment to remove the URL to the CDS website.

Management's Discussion and Analysis, page 16

Plan of Operation, page 17

3.
We note your revised disclosure in the third paragraph of this section. Please explain in greater detail how your business units are expected to complement one another and discuss the extent to which infrastructure and technology requirements will overlap and the extent to which you will need to develop additional infrastructure and technology unique to each business unit.

Company Response: Our business units complement each other by sharing common resources, technology, and key personnel.  Below is a discussion of the synergistic relationship within our business units.

Marketing
All of our business units share marketing personnel and resources.  Since all of our business units are currently engaged in the pilot program, all of our units are currently benefiting from the marketing of our sales force. Our marketing consists of sales call and meeting by our personnel to groups, companies and individuals with whom they have existing relationships.

Personnel/Staffing
At the present time we are leveraging the same personnel to handle the marketing materials including websites and collaterals for each business unit, since the skills required for these core functions can be mutual, the actual end product delivered are different and unique. In addition, the customer interface or user interface of the product offerings are completely different for the three components and those will be developed during the pilot. Currently, we have three full time employees and approximately six advisors and consultants, most of whom work across all three business units. As we grow we will need to add dedicated sales, client management and technology teams to each business unit individually.

Technology
With respect to our technology, at the present time we are able to centralize all programming, development, design and project management functions under a common structure during the development stages of each business units while integrating the unique aspects of each business unit with common development staff. All of the business units will be leveraging a common database technology platform, cloud based server farm, LAMP (Linux Apache MySQL PHP) commuting language and technology staff during this stage of the business. As each business unit also has their own unique technology requirements to execute against, we also plan on developing or acquiring additional business unit specific technology as the need arises. We are also contemplating constructing underlying technology that each business unit can leverage to handle their data and processing needs.  We have created beta search technology to query data in our database as well as data modules on the Alteryx cloud based software to run analysis on this data. Currently, we share our cloud based servers on AWS (amazon web services) where the beta search technology code is housed and date modules on Alteryx access our data.

Infrastructure
We currently have two offices, which are utilized by all our business units.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

OSL Holdings Inc.

By:	/s/ Eli Feder
Eli Feder Chief Executive Officer